03003898

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

03 FEB 19 AM 7:21

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	02/17/03
Re:	Exemption No: 82-5037	Pages:	4

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PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Dlw 2/19

CONFIDENTIAL

Exemption #: 82-5037

February 17, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated February 14, regarding the Pool Delegates supporting the corporate governance changes. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

POOL
Saskatchewan Wheat Pool

For Immediate Release
Date: February 14, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL DELEGATES SUPPORT CORPORATE GOVERNANCE CHANGES

Delegates at the Saskatchewan Wheat Pool's Annual Meeting today approved amendments to the company's bylaws to allow the election of four Independent Directors to the Pool's 12-member Board.

The change allows the company to move forward on closing the consensual debt restructuring arrangements negotiated with its banks and bondholders earlier this month. It also enhances the Pool's corporate governance structure, bringing it more in line with Toronto Stock Exchange recommendations on Board composition.

"The Independent Directors will bring financial expertise and diverse business experience to the Board table," Pool President Marvin Wiens said. "We are enhancing our ability to provide competent, responsible governance going forward, while preserving our co-operative structure and our heritage since Delegate Directors will continue to hold the majority of seats."

Independent Directors cannot have a recent material business relationship with the company and must be independent of management and not related to a delegate, director or officer of the company. Independent Directors will be selected based on the background, skills and competencies they bring to the Board, with a view to providing the necessary financial expertise and business background.

The initial slate of four Independent Directors will be selected by the Pool's Board of Directors and approved by financial and legal advisors to an ad hoc group of bondholders that the Pool negotiated with during its recent restructuring talks. The Independent Directors must be in place within 60 days of the close of the restructuring deal (which will occur no later than March 15, 2003).

Subsequent slates of Independent Directors will be selected by a Nominating Committee of the Board and, subject to Board approval, presented for election by the delegates at each Annual Meeting.

Delegate Directors will continue to be elected in the usual fashion. The Pool's members elect delegates in subdistricts. All of the delegates within a district then choose, from among their number, a Director to sit on the Board.

"The new process actually gives delegates more input into the selection of directors," Wiens noted. "They used to elect just one director to represent their district; now they will elect that Delegate Director, and have a role in electing four Independent Directors as well."

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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SEC Exemption #: 82-5037

For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool